Exhibit 10.1

Semtech Corporation

Summary of Named Executive Officer Compensation

Set forth below is a summary of the Company’s compensation arrangements with its Named Executive Officers, as defined by applicable SEC regulations, including (i) former Chief Executive Officer Jason L.Carlson who left the Company on September 27, 2005 and (ii) Chairman of the Board John D. Poe, who served as Acting Chief Executive Officer from September 27, 2005 until April 3, 2006.

Although the Company’s new Chief Executive Officer, Mohan R. Maheswaran, is not a Named Executive Officer for fiscal year 2006 under SEC rules, information regarding his compensation is presented due to his position with the Company effective April 3, 2006. For purposes of this exhibit, the term “Named Executive Officers” includes Mr. Maheswaran. The following commentary regarding Mr. Maheswaran’s compensation is qualified in its entirety by the offer letter filed as Exhibit 10.1 to the Form 8-K filed by the Company on March 14, 2006 (“Offer Letter”).

All of the Named Executive Officers are employed on at-will basis and their compensation and employment status may be changed at any time at the discretion of the Company.

Base Salary

The following table sets forth the base salaries of the Named Executive Officers at the end of fiscal year 2006 (or when last employed during fiscal year 2006) and as established by Compensation Committee (“Committee”) of the Board of Directors in fiscal year 2007. The Committee noted that Mr. Wilson’s last base salary adjustment was effective in September 2002 and that the base salaries of the other Named Executive Officers receiving increases had been in effect since November 2003.

Name	Fiscal Year 2006 Base Salary	Current Base Salary
Mohan R. Maheswaran President and Chief Executive Officer	—	$400,000

David G. Franz Chief Financial Officer	$215,057	$222,000

Paul D. Peterson Vice President, Sales and Marketing	$215,004	$230,000

Jeffrey T. Pohlman Vice President, Protection Products	$180,198	$205,000

John M. Wilson Vice, President, Power Management Products	$200,078	$205,000

Jason L. Carlson Former Chief Executive Officer	$350,000	—

John D. Poe [1] Acting Chief Executive Officer	$600,000	$600,000

[1]	Mr. Poe, Chairman of the Board, served as acting Chief Executive Officer on an interim basis from September 27, 2005, until April 3, 2006 when Mr. Maheswaran assumed the role. Mr. Poe will remain in a paid advisory capacity through April 28, 2006 to assist in the transition. Mr. Poe is paid $50,000 per month for these services. After April 28, 2006 this remuneration will cease and he will revert to serving the Company solely in his role as Chairman of the Board. Annualized information is included here for the sake of comparison, even though Mr. Poe will have received the $50,000 monthly remuneration for only about seven months.

Cash Bonus

Named Executive Officers are eligible to participate in the Company’s Cash Bonus Incentive Plan (“Bonus Plan”) A brief summary of the material elements of the Bonus Plan, as amended and restated as of January 30, 2006, is attached as Exhibit 10.1 to the Form 8-K filed by the Company on March 1, 2006. The Bonus Plan is based on annual performance; the Company does not maintain a long-term performance plan.

Incentive Compensation Paid in Fiscal Year 2007 for efforts in Fiscal Year 2006

The Committee approved incentive compensation awards under the Bonus Plan as it existed during fiscal year 2006 (see Exhibits 10.1 and 10.19 to the Company’s annual report on Form 10-K filed on April 15, 2005) for the following Named Executive Officers for efforts during fiscal year 2006 (January 31, 2005 through January 29, 2006):

Name	Bonus	Percent of Target Bonus	Percent of Base Salary[1]
Mr. Franz	$56,829	38%	26%
Mr. Peterson	$70,000	47%	33%
Mr. Pohlman	$151,366	120%	84%
Mr. Wilson	$62,867	45%	31%
Mr. Carslon[2]	—	—	—
Mr. Poe[3]	—	—	—

[1]	Base salary in effect during fiscal year 2006.
[2]	Under the Agreement and Release entered into by he Company and Mr. Carlson in October 2005, Mr. Carlson was not entitled to any bonus under the Bonus Plan for services in fiscal year 2006. For more information, see the Company’s reports on Form 8-K filed on October 3, 2005 and October 14, 2005.
[3]	The Committee previously determined the monthly fee paid to Mr. Poe for serving as acting CEO to be all inclusive; thus he was not eligible for an award under the Bonus Plan

Incentive Compensation for Efforts in Fiscal Year 2007

The Committee has established a bonus pool for incentive compensation to be earned in fiscal year 2007 and has made other determinations as contemplated by the Bonus Plan to correlate bonuses, including the CEO’s bonus, with performance against the Company’s annual business plan on a Company-wide and business unit basis.

The following Named Executive Officers are eligible to earn the minimum, target, and maximum bonus awards under the Bonus Plan during fiscal year 2007 as specified below

Incentive Awards as Percentage of Base Salary

	Minimum[1]	Target	Maximum[2]
Mr. Maheswaran	50% pro-rated	125%	256.25%
Mr. Franz	0	75%	153.75%
Mr. Peterson	0	90%	184.50%
Mr. Pohlman	0	75%	153.75%
Mr. Wilson	0	75%	153.75%
Mr. Poe [3]	—	—	—

[1]	The Bonus Plan does not guarantee a minimum award for any participant. However, Mr. Maheswaran’s Offer Letter guarantees him a minimum bonus for fiscal year 2007 equal to 50% of his base salary, pro-rated for the number of months employed during fiscal year 2007.

[2]	The maximum award any participant may receive under the Bonus Plan is 205% of the target award.
[3]	The Committee previously determined the monthly fee paid to Mr. Poe for serving as Acting CEO to be all inclusive; thus he is not eligible for an award under the Plan for services in Fiscal Year 2007.

As in fiscal year 2006, each of Named Executive Officers will have individual performance goals established on a quarterly basis related to specific technical, operational, financial, and/or managerial matters.

Deferred Compensation

In fiscal year 2004, the Company has established a non-qualified deferred compensation plan, known as the Executive Compensation Plan (“EC Plan”). Executives selected by the Committee, including Named Executive Officers, may defer up to 100% of their compensation, as defined by the EC Plan, for later distribution on the date or dates selected by the participant or on other dates specified by the EC Plan. The EC Plan documents are attached as Exhibits 10.12, 0.13, and 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 25, 2004.

As currently implemented, participants may defer only base salary and the Company matches dollar for dollar up to the first 20% of employee contributions for the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer positions; up to the first 15% for participants at the Vice President level; and up to the first 10% for other participants. Amounts deferred by the participants are immediately vested. Company matching contributions vest over four years.

The Company does not guarantee any rate of return on the compensation deferred by participants or on the matching contributions. Indeed, the participants may lose all or a portion of their deferred compensation or match. The deferred compensation and match are credited with earnings and investment gains and losses that mirror investments chosen by the participants from a selection of investment vehicles offered by the third-party plan provider. Amounts credited to participant accounts are not actually invested in these vehicles. Rather, participants are general creditors of the Company. The Company has purchased whole life insurance on the lives of certain of the participants that is intended to cover a majority of the payments expected to be made under the EC Plan. These policies are held by a grantor trust that was established in connection with the EC Plan. See footnote 12 to the Company’s consolidated financial statements.

Information regarding fiscal year 2006 EC Plan matching contributions for the Named Executive Officers will be included in the Company’s Definitive Proxy Statement in connection with its annual meeting of shareholders to be held on June 15,2006.

Stock Options

The Company has various stock option plans that provide for granting options to purchase shares of the Company’s common stock to employees, including the Named Executive Officers. The plans provide for the granting of options that meet the Internal Revenue Code qualifications to be incentive stock options, as well as nonstatutory options. Under these plans, the option price must be at least equal to the fair market value of the Company’s common stock at the date of the grant. Most options now outstanding expire within ten years from the date of grant and vest in equal annual increments over three to four years from the date of grant. Most options granted to employees prior to October 3, 2001 will vest and become exercisable upon a change in control, as defined in the plans. All options granted to employees after October 3, 2001 will vest and become exercisable following a change in control only if, within one year, the employee is either terminated without cause or subject to a constructive termination.

The Company has also issued some stock options outside of any plan, including inducement options awarded as recruitment incentives to Named Executive Officers. As an inducement to join the company in April 2006, Mr. Maheswaran was awarded a, time-vested option for 250,000 shares of the Company’s common stock (“Shares”) and a performance-vested option for 250,000 Shares. The terms and conditions of these inducement options are set forth in the option award agreements filed as exhibits to the Form 8-K filed by the Company on April 5, 2006.

Information regarding stock options awarded to the Named Executive Officers, including options awarded in fiscal year 2006, will be included in the Company’s Definitive Proxy Statement in connection with its annual meeting of shareholders to be held on June 15, 2006.

Restricted Stock

As an inducement to join the Company, Mr. Maheswaran was awarded a time-vested restricted stock award for 100,000 Shares. The terms and conditions of this restricted stock award are set forth in the award agreement filed as an exhibit to the Form 8-K filed by the Company on April 5, 2006.

Benefit Programs Available to Employees Generally

The Named Executive Officers are eligible to participate in broad-based benefit programs generally available to the Company’s salaried employees, including health, disability and life insurance programs and a qualified 401K plan.

Other

Semtech does not provide Company cars to the Named Executive Officers. However, each Named Executive Officer is paid a monthly car allowance of $637.50, which includes an allowance for maintenance and insurance, and is reimbursed for actual gasoline expenses.

The Company provides cellular telephones and/or other communication devices to the Named Executive Officers and certain other employees for business use. The Company permits personal use of these items without reimbursement. The incremental cost to the Company, if any, is negligible.

Mr. Franz receives one week of paid vacation in addition to paid vacation based on the schedule that applies to employees generally. Mr. Maheswaran is entitled to four weeks annual vacation, which is two weeks more than generally received by U.S. employees with less than five years of service.

As set forth in greater detail in the Offer Letter, Mr. Maheswaran will receive relocation assistance, including a gross-up to offset any tax liability for any imputed income, and reimbursement of up to $15,000 for legal fees in connection with negotiation of the Offer Letter.

Termination of Employment

All of the Named Executive Officers, including the Chief Executive Officer, are employed on at-will basis and their compensation and employment status may be changed at any time at the discretion of the Company.

As an inducement for Mr. Carlson to join Semtech in fiscal year 2003, the Company agreed that should his services be terminated by the Board of Directors, he would be granted a severance allowance equal to six months salary and benefits continuation upon signing of a non-compete agreement and a full release of all claims and obligations. Vesting of stock options would cease as of the last day that services are actively provided to the Company. Mr. Carlson left the Company in September 2005. His severance agreement, which provided for a cash payment of $63,000 in addition to the benefits contemplated by the parties in 2002, is attached as Exhibit 10.1 to the Form 8-K filed by the Company on October 14, 2005.

Mr. Maheswaran’s Offer Letter provides for the following severance benefits for Mr. Maheswaran if the Company terminates his employment other than for death, disability, or Cause (as defined in the Offer Letter) or Mr. Maheswaran resigns for Good Reason (as defined in the Offer Letter) within 30 days of an event that constitutes Good Reason:

•	twelve months of base salary

•	up to 12 months of medical, dental, life, and long-term disability insurance (or cash equivalent)

•	to the extent not already vested, an additional 25% of the inducement awards made on April 3, 2006 (time-vested option, performance-vested option and restricted stock) would become fully vested

The above severance benefits are contingent upon Mr. Maheswaran’s execution of a release agreement and his compliance with the restrictive covenant contained in the Offer Letter regarding employment with or consultation for the Company’s competitors.

Mr. Maheswaran’s Offer Letter provides the following severance benefits for Mr. Maheswaran if within twelve months of a Change in Control (as defined in the Offer Letter) the Company terminates his employment other than for death, disability or Cause or he resigns for Good Reason within 30 days of an event that constitutes Good Reason:

•	two times annual base salary

•	two times annual target bonus

•	pro-rated target bonus for the fiscal year of the termination

•	up to twenty-four months of medical, dental, life, and long-term disability insurance (or cash equivalent)

•	to the extent not already vested, all of the Equity Awards would become fully vested

•	to the extent any severance payment after a Change in Control is subject to an excise tax, a gross-up payment with respect to the excise tax

These Change in Control severance benefits are contingent upon Mr. Maheswaran’s execution of a release.